Exhibit 99.1



Alcon Receives FDA Approval of TRIESENCE™ Injectable Triamcinolone Suspension for Use in Eye Surgery

HUENENBERG, Switzerland – November 30, 2007 – Alcon (NYSE:ACL) announced today that the United States Food and Drug Administration (FDA) has approved TRIESENCE™ (triamcinolone acetonide injectable suspension) 40 mg/mL, a preservative-free synthetic corticosteroid for visualization during vitrectomy and treatment of sympathetic ophthalmia, temporal arteritis, uveitis, and ocular inflammatory conditions unresponsive to topical corticosteroids.

The active ingredient in TRIESENCE™, triamcinolone acetonide, has been used for many years to treat retinal disease. This new approval brings ophthalmologists a sterile, preservative-free formulation of the compound specifically developed for use in the eye to treat various retinal inflammatory conditions.

About TRIESENCE™
TRIESENCE™ injectable suspension is a synthetic corticosteroid indicated for treatment of the following ophthalmic diseases: sympathetic ophthalmia, temporal arteritis, uveitis, and ocular inflammatory conditions unresponsive to topical corticosteroids. TRIESENCE™ is also indicated for visualization during vitrectomy. For complete product information, see product insert.

About Eye Inflammation
Eye inflammation most commonly occurs in response to infection, allergy, surgery or trauma (i.e., blow to the eye, foreign body, chemical injury). Uveitis, one form of eye inflammation treatable with TRIESENCE™, is one of the more common types of inflammation. With uveitis, the uveal tract of the eye, including the *iris*, the *ciliary body* and the *choroid,* becomes inflamed. This can result from ocular trauma or an existing systemic disease. In typical uveitis the patient experiences eye pain, *photophobia* and excessive tearing. Sufferers report a deep, dull aching of the eye and surrounding area. While haziness may be present, visual acuity is not usually impaired to any great extent.

About Vitrectomy
Vitrectomy is a type of eye surgery in which some or all of the vitreous humor is removed from the eye. This type of surgery is often performed in patients with diabetic retinopathy, a detached retina, a macular hole or other conditions. TRIESENCE™ assists retinal surgeons with visualization during these types of surgery.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases,

disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company. For more information on Alcon Inc., visit the company's web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:

Holly Clark (Strategic Corporate Communications)
817-551-8696
holly.clark@alconlabs.com

www.alcon.com
SOURCE: Alcon, Inc.